# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kennedy-Wilson Holdings, Inc., CIK 0001408100
CUSIP: 489398107
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 151 S. El Camino Drive, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 06/16/2026
Filed by CIK 0001744219
Persons authorized to receive notices and communications: Duncan Bagshaw, 701 Brickell Avenue, Suite 1420, Miami, Florida (FL), 33131, 203-298-5300

## Reporting persons
- Eldridge Industries, LLC (CIK 0001744219): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Boehly Todd L (CIK 0001744269): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Security Benefit Life Insurance Company: type of reporting person: corporation (CO), insurance company (IC); citizenship or place of organization: Kansas (KS); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dust Bowl Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Kansas (KS); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Kennedy-Wilson Holdings, Inc.
Address of issuer's principal executive offices: 151 S. El Camino Drive, Beverly Hills, California (CA), 90212
Comment: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") relates to the shares of common stock, $0.0001 par value (the "Shares"), of Kennedy-Wilson Holdings, Inc. ("Kennedy Wilson" or the "Issuer"), a Delaware corporation. It amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on November 18, 2019 (the "Initial Schedule 13D"), as amended on May 25, 2021, February 2, 2023, and February 18, 2026 (collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as provided herein, this Amendment No. 4 does not modify any of the previous information reported in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and supplemented as follows:

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Security Benefit Life is set forth in Exhibit 5 to this Amendment No. 4.

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Dust Bowl is set forth in Exhibit 6 to this Amendment No. 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Agreement and Plan of Merger, dated February 16, 2026, as amended by that certain Amendment to Agreement and Plan of Merger, dated March 15, 2026 (the "Merger Agreement"), by and among the Issuer, Kona Bidco, LLC, a Delaware limited liability company ("Parent"), and Kona Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), on June 16, 2026, Merger Sub merged with and into the Issuer (the "Merger"), and the Issuer continued as the surviving corporation, collectively owned, directly or indirectly, by Parent and certain Rollover Stockholders (as defined in the Merger Agreement).

At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time, with limited exceptions, ceased to exist and was converted automatically into the right to receive $10.90 in cash per Share, without interest (the "Merger Consideration"). Also at the Effective Time, each RSU subject to service-based vesting conditions granted pursuant to the Issuer's Second Amended and Restated 2009 Equity Participation Plan that was outstanding as of immediately prior to the Effective Time, with limited exceptions, automatically vested in full, to the extent unvested, and was cancelled and converted into the right to receive the Merger Consideration for each RSU, plus any accrued unpaid dividend equivalents thereon. Mr. Boehly received the Merger Consideration in exchange for the 61,532 Shares and 18,568 RSUs that he held immediately prior to the Effective Time.

In addition, each share of Series A Preferred Stock held by Dust Bowl and Security Benefit Life immediately prior to the Effective Time was redeemed by the Issuer immediately prior to the closing of the Merger, at a redemption price of $1,000 per share of Series A Preferred Stock, plus accrued and unpaid dividends, in accordance with the Certificate of Designations (the "Redemption Price"). Dust Bowl received the Redemption Price in exchange for 260,000 shares of Series A Preferred Stock, and Security Benefit Life received the Redemption Price in exchange for 40,000 shares of Series A Preferred Stock, held immediately prior to the closing of the Merger.

Immediately prior to the Effective Time, each member of the Issuer's board of directors, including Mr. Boehly, resigned from and ceased serving on the Issuer's board of directors.

As a result of the Merger, the Shares will no longer be listed on The New York Stock Exchange and will be deregistered under Section 12(b) of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a), (b), (c), (d), and (e) of the Schedule 13D is hereby amended and supplemented as follows:

Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of the Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13, respectively, of the second part of the cover page to the Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the cover page to the Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The response to Item 4 above is hereby incorporated herein by reference. In addition, Mr. Joseph W. Wittrock, who serves as the President of Dust Bowl, received the Merger Consideration in exchange for the 8,000 Shares that he held immediately prior to the Effective Time. Except as otherwise set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Exhibit 5 or Exhibit 6 of this Amendment No. 4, has acquired or disposed of any Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 16, 2026, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 5: Certain Information About the Executive Officers and Directors of Security Benefit Life Insurance Company

Exhibit 6: Certain Information About the Executive Officers and Directors of Dust Bowl Capital, LLC

## Signatures
- Eldridge Industries, LLC: /s/ Todd L. Boehly, Todd L. Boehly, Authorized Signatory (06/18/2026)
- Boehly Todd L: /s/ Todd L. Boehly, Todd L. Boehly (06/18/2026)
- Security Benefit Life Insurance Company: By: Eldridge Credit Advisers, LLC as Investment Manager /s/ Kun Qiu, Authorized Signatory, Kun Qiu, Authorized Signatory (06/18/2026)
- Dust Bowl Capital, LLC: /s/ Kun Qiu, Kun Qiu, Authorized Signatory (06/18/2026)